Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2025 and 2026. This section should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.2 — Condensed Consolidated Financial Statements of Token Cat Limited as of December 31, 2025 and June 30, 2026 (unaudited) and for the six months ended June 30, 2025 (unaudited) and 2026 (unaudited).” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2025, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2025, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on May 8, 2026.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Token Cat Limited and its subsidiaries. All references to “China” or “PRC” refer to the People’s Republic of China. All references to “RMB” or “Renminbi” refer to the legal currency of China. All references to “US$,” “U.S. dollars,” “$” or “dollars” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Forward-looking Statements

This report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements contained in this report include, but are not limited to, statements about our ability to:

●	Grow or expand our existing business segments, including our automotive electronics resale business;

●	Expand into new business segments, such as our planned multi-channel network platform business;

●	Execute on our business strategy;

●	Attract, train and retain effective officers, key employees and directors;

●	Identify, evaluate and consummate strategic opportunities in ways that maximize stockholder value;

●	Anticipate and react to regulatory changes and uncertainty;

●	Continue as a going concern;

●	Anticipate the impact of, and respond to applicable new accounting standards;

●	Respond to fluctuations in commodity prices and foreign currency exchange rates and political unrest and regulatory changes in international markets from various events;

●	Navigate volatile interest rate environments; and

●	Maintain our listing on the Nasdaq stock exchange.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based, and on the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Overview

We are a holding company that conducts its business through its subsidiaries. Historically, the Company operated an integrated automotive marketplace business in China, including auto shows, special promotion event services, online marketing services, live-streaming promotion events, customer referral services and SaaS-related services. On October 31, 2025, the Company completed the disposition of the entities that conducted these businesses. As a result, the Company’s historical auto show and marketing-related businesses have been retroactively presented as discontinued operations for all periods presented.

Following the disposition, the Company has shifted its strategic focus to its continuing operations, which consist primarily of (i) the resale of automotive electronic components, including core electronic parts and communication signal modules, and (ii) digital advertising services. Through its automotive electronics resale business, the Company procures products from third-party suppliers and sells them to industrial and commercial customers. Through its advertising business, the Company acts as an agent for clients’ brand promotion and advertising campaigns on major online platforms, including TikTok, Kuaishou and Toutiao, and also provides marketing information services based on consumer demand data.

In addition, the Company is exploring opportunities to develop a multi-channel network (“MCN”) platform business, which is intended to connect content creators and brands through content incubation, traffic management and commercial monetization services. As of June 30, 2026, the MCN initiative remained in the development stage and had not generated revenue.

Accordingly, the Company’s results of operations for the six months ended June 30, 2026 primarily reflect its automotive electronics resale business and advertising business. Management believes that period-to-period comparisons should be evaluated in light of the disposal of the Company’s legacy businesses and the transition to its current operating platform.

Recent Developments

On February 12, 2026, we entered into a securities purchase agreement with certain non-U.S. investors pursuant to which we agreed to sell an aggregate of 96,000,000,001 Class A ordinary shares, par value US$0.0001 per share, at a price of US$0.0012457 per share, for aggregate consideration of approximately $119,590,000 (in dollars). Under the terms of the purchase agreement, the purchase price was payable in fiat currency or in cryptocurrencies, in the sole discretion of the Company. On August 10, 2026, we received 3,382,508 MFT tokens from the purchasers as consideration for the issuance of shares under the purchase agreement. MFT is a non-mainstream digital asset that is not currently listed or traded on any widely recognized mainstream cryptocurrency exchange. Its liquidity may be limited.. As of the date of issuance of the accompanying financial statements, we had not sold, transferred, or otherwise monetized any of the MFT tokens received.

Because the consideration for this transaction was received in MFT tokens rather than cash or other liquid assets, the transaction did not provide us with any immediate cash resources to fund our operations, capital expenditures, or other liquidity needs. As of June 30, 2026, we had recorded a stock subscription receivable of RMB825,542 thousand as a contra-equity item on our consolidated balance sheet, reflecting the unpaid portion of the subscription price. Following our receipt of the MFT tokens, the resolution and ultimate carrying value of the stock subscription receivable will depend on management’s evaluation of the fair value of the tokens received.

The MFT tokens are subject to valuation uncertainty and recoverability risk. Because the MFT tokens are not currently listed or traded on any widely recognized mainstream cryptocurrency exchange, there is no readily observable market price from which to determine fair value, and their liquidity may be limited. Management is currently evaluating the fair value of the MFT tokens received and the recoverability of the associated carrying amount. There can be no assurance that a liquid trading market will exist or that we will be able to sell, exchange, or otherwise monetize the MFT tokens at or near the subscription price implied by the purchase agreement. If the fair value of the MFT tokens is determined to be materially less than the subscription price, we may not realize the expected economic benefit of this transaction, which could have a material adverse effect on our financial condition, results of operations, and liquidity.

Results of Operations

	For the six months ended June 30,
(All amounts in thousands)	2025	2026
			US$
	RMB	RMB	Note 3(e)
Summary Condensed Consolidated Statements of Operations and Comprehensive Loss
Net revenues	-	19,447	2,866
Cost of revenues	-	(18,205)	(2,683)
Gross profit	-	1,242	183
Total operating expenses	(13,900)	(196,730)	(28,995)
Loss from continuing operations	(13,900)	(195,488)	(28,812)
Other income	42,069	4,602	678
(Loss)/income from continuing operations before income taxes	28,169	(190,886)	(28,134)
Income tax benefit	-	-	-
Net (loss)/income from continuing operations	28,169	(190,886)	(28,134)
Loss from discontinued operations	(28,844)	-	-
Net loss	(675)	(190,886)	(28,134)

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Net Revenue

Our revenue from continuing operations for the six months ended June 30, 2026 was RMB19.4 million. As a result of the disposal of our legacy business during 2025, which has been classified as discontinued operations, the comparative revenue from continuing operations for the six months ended June 30, 2025 was nil. The current period revenue was entirely generated from our newly launched business, which commenced commercial operations from the second half of 2025. Consequently, the period-over-period comparison is significantly affected by the change in reporting basis and does not reflect an organic growth trend from an existing business.

Cost of revenues

Our cost of revenues from continuing operations for the six months ended June 30, 2026 was RMB18.2 million, compared to a restated nil (reflecting the reclassification of our legacy business to discontinued operations) for the same period in the prior year. This cost entirely relates to the aforementioned new business and represents costs incurred in our resale of automotive electronic components segment. Cost of revenues consists primarily of the purchase costs of automotive electronic components and other direct costs.

Operating Expenses

Our total operating expenses increased by 1,315%, or RMB182.8 million, from RMB13.9 million for the six months ended June 30, 2025, to RMB196.7 million for the six months ended June 30, 2026. The change was primarily attributable to an increase of RMB15.7 million in stock-based compensation expenses and an impairment charge of RMB165.3 million recognized on a prepayment during the current period.

The impairment charge related to prepayments made in June 2025 to two suppliers in connection with the development of our MCN live-streaming business. On June 15, 2025, Changsha Feixingjia entered into separate agreements with Hangzhou Guihang Trading Co., Ltd. (“Hangzhou Guihang”) and Beijing Fanyi Trading Co., Ltd. (“Beijing Fanyi”). Under the respective agreements, Hangzhou Guihang was required to procure computing power equipment, while Beijing Fanyi was required to provide live-streaming equipment and platform technical support. On June 18, 2025, the Company paid 80% of the consideration under each agreement, resulting in prepayments of RMB136.7 million to Hangzhou Guihang and RMB28.6 million to Beijing Fanyi.

As of June 30, 2026, no goods or services had been received from either supplier. Although the extended delivery deadline of July 31, 2026 had not yet expired, neither supplier had delivered or provided verifiable evidence of performance. Demand letters were sent in May 2026. Given the non-delivery, prior extension, Beijing Fanyi’s unresponsiveness, lack of verifiable evidence, management concluded that the possibility of recovering the prepayment was remote, and recognized a full impairment provision of RMB165.3 million.

Other income

Our other income shifted from RMB42.1 million for the six months ended June 30, 2025 to RMB4.6 million for the six months ended June 30, 2026, representing a decrease of 89% (or RMB37.5 million). The decrease was primarily attributable to a RMB37.5 million reduction in the gain from changes in the fair value of warrant liabilities compared with the corresponding period.

Net loss

As a result of the foregoing, we had net loss of RMB0.7 million and RMB190.9 million (US$28.1 million) in the six months ended June 30, 2025 and 2026, respectively.

Liquidity and Capital Resources

As of June 30, 2026 and December 31, 2025, we had RMB19.9 million ($2.9 million) and RMB1.0 million in cash and cash equivalents, respectively. Our short-term liquidity depends in significant part on the timing of the sale, monetization, or recovery of the digital asset-related receivables, which was arising from the issuance of shares for consideration to be settled in MFT tokens. Since these tokens have not been monetized and are subject to valuation and liquidity uncertainty, our ability to fund operations, capital expenditures and other liquidity needs depends on our ability to recover or monetize them, together with our ability to collect receivables, control operating cash outflows and obtain additional financing as needed.

We have incurred recurring operating losses since our inception, including net losses of RMB0.7 million and RMB190.9 million (US$28.1 million) in the six months ended June 30, 2025 and 2026, respectively. Accumulated deficit was RMB1,609.7 million (US$237.2 million) as of June 30, 2026. The company’s business encountered some difficulties, including weak economic growth of China, which negatively impacted the Company’s business operations for the six months ended June 30, 2026 and has continued to impact the Company’s financial position, results of operations and cash flows.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty, such as those relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities. Accordingly, the condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

In response to the conditions described above, management has taken and plans to take the following actions to improve the Company’s financial position and operations:

a. The Company will fund its development and future operations through steady business growth and non-dilutive financing.

b. Should we fail to achieve the above objectives, we may require additional financing to execute our business plans. Such financing may be in the form of equity or debt, the timing, terms, and availability of which cannot be assured. If we are unable to secure necessary capital on acceptable terms or at all, or if we fail to improve gross margins and reduce operating expenses, we may be unable to implement our current expansion strategy.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
(All amounts in thousands)	2025	2026
	RMB	RMB	US$
Net cash (used in)/provided by operating activities-continuing operations	(168,693)	18,952	2,793
Net cash used in operating activities-discontinued operations	(807)	-	-
Net cash (used in)/provided by operating activities	(169,500)	18,952	2,793
Net cash used in investing activities-continuing operations	-	(61)	(9)
Net cash used in investing activities-discontinued operations	-	-	-
Net cash used in investing activities	-	(61)	(9)
Net cash provided by financing activities-continuing operations	165,296	-	-
Net cash used in financing activities-discontinued operations	(1,101)	-	-
Net cash provided by financing activities	164,195	-	-
Effect of exchange rate changes on cash	47	70	14
Net (decrease)/increase in cash and restricted cash	(5,258)	18,961	2,798
Cash, cash equivalents and restricted cash at beginning of the period	10,340	976	140
Cash, cash equivalents and restricted cash at end of the period	5,082	19,937	2,938
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the period	(4,107)	-	-
Cash and cash equivalent of continuing operations at end of the period	975	19,937	2,938

Operating Activities

Net cash provided by operating activities consists primarily of net loss adjusted for non-cash items, including, share-based compensation, change in fair value of warrant liability and is adjusted for the impact of changes in working capital. Net cash provided by operations for the six months ended June 30, 2026 was RMB19.0 million ($2.8 million), representing an increase of RMB188.5 million compared to net cash used in operating activities of RMB169.5 million for the six months ended June 30, 2025. This improvement was primarily attributable to a decrease of RMB165.3 million in prepayments for purchases of MCN live-streaming equipment and an increase in other payables.

Investing Activities

Net cash used in investing activities was RMB0.1 million ($0.01 million) and nil for the six months ended June 30, 2026 and 2025.

Financing Activities

Net cash provided by financing activities were nil and RMB164.2 million for six months ended June 30, 2026 and 2025. The decrease was due to the cash proceeds from share issuance of RMB165.3 million for the six months ended June 30, 2025, which did not recur in the six months ended June 30, 2026.

Cash flows from continuing operations：

Operating Activities

Net cash provided by operating activities consists primarily of net loss adjusted for non-cash items, including, share-based compensation, change in fair value of warrant liability and is adjusted for the impact of changes in working capital. Net cash provided by operations for the six months ended June 30, 2026 was RMB19.0 million ($2.8 million), compared to net cash used in operating activities of RMB168.7 million for the six months ended June 30, 2025. This improvement was primarily attributable to a decrease of RMB165.3 million in prepayments for purchases of MCN live-streaming equipment and an increase in other payables.

Investing Activities

Net cash used in investing activities was RMB0.1 million ($0.01 million) and nil for the six months ended June 30, 2026 and 2025.

Financing Activities

Net cash provided by financing activities were nil and RMB165.3 million for six months ended June 30, 2026 and 2025. The decrease was due to the cash proceeds from share issuance of RMB165.3 million for the six months ended June 30, 2025, which did not recur in the six months ended June 30, 2026.